Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of May, 2003

PACIFIC INTERNET LIMITED

(Exact Name of Registrant as Specified in Its Charter)

Republic of Singapore
(Jurisdiction of Incorporation or Organization)

89 Science Park Drive, #02-05/06
The Rutherford, Singapore 118261
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form-40-F

Form 20-F         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(B) under the Securities Exchange Act of 1934.

Yes       No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(B).

Not applicable

Documents included as part of this report

 No.   Document

  Press Release dated May 13, 2003.

  Management's Discussion and Analysis for the quarter ended March 31, 2003.

  The Company's unaudited financial statements for the quarter ended March 31, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PACIFIC INTERNET LIMITED

By :	/s/Tan Tong Hai

Name :	Tan Tong Hai
Title :	President and Chief Executive Officer
Date :	13 May 2003

Press Release

Pacific Internet Remains Profitable in First Quarter 2003

First-Quarter Revenue rises to US$22.2 million, a 3.7% Year-on-Year Growth Broadband Segment Revenue Increases 80.3% from Year-Ago Levels

SINGAPORE (May 13, 2003) – Pacific Internet Limited (NASDAQ: PCNTF), today announced its financial results for the first quarter ended March 31, 2003, with overall revenues rising 3.7% and broadband revenues rising 80.3% from year-ago levels. Pacific Internet is Asia's largest telco-independent Internet Service Provider (ISP) by geographic reach with direct presence in Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia.

Highlights of First Quarter 2003 Results

  Revenues grew to US$22.2 million, a 3.7% increase over the same quarter of 2002.
  Broadband revenues grew to US$8.2 million, an 80.3% increase over the same quarter of 2002.
  Net income was US$0.1 million, or US$0.009 per diluted share, compared with US$0.2 million, or US$0.02 per share, in the first quarter of 2002.
  Net income before stock-based compensation cost of variable accounted options issued in 2001 and asset retirement obligation charge1 was US$0.6 million.
  Cash flow from operations grew to US$3.4 million, up from US$1.6 million in the first quarter 2002.

1 In July 2001, the Financial Accounting Standards Board ("FASB") in the United States issued SFAS 143 Accounting for Asset Retirement Obligations, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and associated asset retirement costs. Pacific Internet Limited is required to adopt this new standard from January 1, 2003.

Ko Kheng Hwa, Chairman of Pacific Internet Limited, said, "During the first quarter, despite the economic uncertainties of the Iraq war and the spread of Severe Acute Respiratory Syndrome (SARS) to Asian countries since March, Pacific Internet continued to remain profitable. This is the fifth consecutive quarter that the Group has reported positive net income. However, we expect the business outlook in the near term to be more challenging due to the uncertainties of the SARS situation."

First Quarter 2003 Financial Results

Table 1: Summary of Quarterly Financial Results
Group (in US$ millions)	1Q 2003	4Q 2002	1Q 2002
Revenues	22.2	22.6	21.4
Operating Costs and Expenses	21.6	21.3	20.5
Operating Income	0.6	1.3	0.9
Net Income	0.1	0.5	0.2
Stock-based compensation cost of variable accounted options issued in 2001 and asset retirement obligation charge	0.5	-	-
Net income before the above stock-based compensation cost and asset retirement obligation charge	0.6	0.5	0.2

Table 2: Subscriber Statistics by Products
Country	Dial-up	Leased lines	Broadband		Hosting	Total
			Consumer	Corporate
Singapore and Malaysia	151,400	700	24,300	3,200	500	180,100
Hong Kong	85,300	300	3,700	6,800	800	96,900
Philippines	64,800	100	-	100	-	65,000
Australia	38,000	100	2,900	2,800	9,900	53,700
Thailand and India	21,700	100	-	100	100	22,000
Total (as at Mar 2003)	361,200	1,300	30,900	13,000	11,300	417,700
Total (as at Dec 2002)	359,200	1,400	26,000	11,100	10,900	408,600
Total (as at Mar 2002)	372,000	1,300	14,000	6,200	8,900	402,400

All numbers rounded to the nearest 100.

Revenues

Revenues in this quarter were US$22.2 million, a 3.7% increase compared with the same quarter last year. Compared with last quarter, revenues this quarter declined by 2%.

Broadband revenue this quarter has overtaken dial-up revenue to become the Group's largest revenue contributor at 36.8% of total revenues. Broadband access revenue grew to US$8.2 million, up 80.3% over the same quarter last year and up 13.9% versus the previous quarter.

Dial-up and leased line revenues continued to decline with the gradual migration of customers from these segments to broadband. Dial-up revenue was US$6.9 million in the quarter, down 22.5% and 7.5% from the first quarter and the fourth quarter last year, respectively. The migration of customers from dial-up to broadband appears to have slowed over the quarters. The Group believes that the demand for dial-up will continue as long as the price gap of dial-up and broadband remains significant. Leased line revenue was US$3.4 million, down 13.0% and 7.4% from the first quarter and the fourth quarter of 2002, respectively.

Operating Costs and Expenses

There was an increase in cost of sales contributed by a shift in revenue mix from the higher yield dial-up and leased line segments to a lower yield broadband segment. This resulted in a year-on-year reduction in gross margins from 60% to 56%. However, the corporate broadband segment helped to ease this trend due to the higher average revenue per subscriber.

Staff costs for this quarter increased by 3.8% when compared with the same quarter last year primarily due to an additional stock-based compensation cost for employee stock options issued in 2001 amounting to US$0.4 million. This was recorded for the first time due to variable accounting in accordance with EITF 00-23 Issue 31. Excluding the effects of this stock-based compensation cost, staff costs would have decreased 2.1% over the first quarter last year and as a percentage of revenues, staff costs would have been 28.0% this quarter versus 29.7% same quarter one year ago.

Sales and marketing expenses were 3.5% lower than that in the first quarter of 2002. As a percentage of total revenue, sales and marketing expenses were held at 4%. Other operating expenses were lower by 9.7% collectively from the first quarter of 2002.

Net Income

In the first quarter of 2003, net income was US$0.1 million, or US$0.009 per diluted share. This was US$0.1 million less than first quarter 2002 and US$0.4 million less than fourth quarter 2002. In addition to the stock-based compensation cost for certain employee stock options, the Group recorded another non-cash charge of US$0.1 million this quarter for asset retirement obligation in accordance with SFAS 143 "Accounting for Asset Retirement Obligations" that it had to adopt from January 1, 2003. For Pacific Internet, this charge is primarily for an obligation to reinstate office premises should the company ends its lease. Both these non-cash charges were not present in the past quarters. Net income before these two non-cash charges was US$0.6 million, which would have been an improvement over the previous quarter and the same quarter last year.

The unconsolidated affiliates in India and Thailand also continued to show improvement, with losses from these operations narrowing for the ninth consecutive quarter.

Cash Flow and Cash Balance

Cash generated from operations was US$3.3 million this quarter. US$0.4 million was utilized for capital expenditure and US$2.3 million for repayment of borrowings and capital leases, leaving a net cash surplus of US$0.6 million. Cash balance stood at US$20.6 million as at March 31, 2003.

Regional Roll-Out of Value-Added Services

In 2002, Pacific Internet introduced several new services in selected markets including a corporate VoIP (Voice-Over-Internet Protocol) service in Hong Kong, managed firewall service and anti-virus solutions, among others. In April 2003, Pacific Internet commenced rollout of its PACNET VOICE service to the regional countries. A free trial of its web-based video conferencing solution, PACNET VIDEO CONFERENCE, involving key corporate customers was launched in May. Additionally, there will be a rollout of PACNET VPN, the company's IP-VPN (Internet Protocol – Virtual Private Network) service in the second half of the year.

"The introduction of these services is part of the Group's plans to continue to add more value to customers while also expanding the company's business beyond access services. VoIP and web-based video conferencing services not only help our customers in their operational efficiency, it also helps them to save costs," said Tan Tong Hai, President and CEO of Pacific Internet Limited.

Business Outlook

Pacific Internet believes that the broadband segment will continue to be the fastest growing segment. Besides the stronger markets of Singapore and Hong Kong, Australia is rapidly growing its broadband business. In addition, as demonstrated in the first quarter of 2003, Pacific Internet will continue to add other value-added services to expand the corporate business segment.

The SARS situation has had an impact on the economy in Asia, particularly in China, Hong Kong, Singapore and Taiwan. One of the most noticeable impacts has been the reduction in travel to and within Asia. From Pacific Internet's perspective, this impact will be directly felt in lower commission revenue in its corporate travel subsidiary and a decrease in the Group's roaming revenue. The duration of the SARS situation remains uncertain and it is difficult to quantify the impact on the Group's business in future quarters.

Additionally, Pacific Internet is also unable to quantify the impact of stock-based compensation cost for certain employee stock options due to variable accounting on the Group's net income, until the end of each quarter. Depending on the closing stock price at the end of each quarter, this cost may have a positive or negative impact on the Group's net income.

Conference Call and WebCast

Management will host a conference call to discuss the quarter's results:

Singapore Time:	Tuesday, May 13, 2003 @ 0700 hrs
US Eastern Time:	Monday, May 12, 2003 @ 1900 hrs
Dial in number:	Within US: 1-800-915-4836 (toll free) International: +1-973-317-5319

The call will also be webcast "live" via the Internet at the following website: http://www.pacnet.com/investor/.

Detailed financial statements together with management's discussion and analysis are available on the Investor Relations website at http://www.pacnet.com/investor/.

The financial statements in this report are in conformity with US GAAP.
For convenience, Singapore dollar amounts have been translated into US dollar amounts at the exchange rate of S$1.7645 to US$1.00. [Conversion rate as at March 31, 2003 from the Federal Reserve Bank of New York]

About Pacific Internet Limited

Pacific Internet Limited (NASDAQ: PCNTF) is Asia's largest Internet service provider (ISP) by geographic reach with operations in Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia. In February 1999, we became the first Asian Internet company to successfully list on the NASDAQ stock exchange. Pacific Internet delivers a range of end-to-end Internet access and value added services that enhance the lifestyles and workstyles of our customers. We have won a series of accolades and awards over the years which firmly positions Pacific Internet as an industry leader in Asia. The company has been voted "Best Asian ISP consecutively from 1999 to 2002 by readers of Telecom Asia, the leading telecommunications publication from Hong Kong. Pacific Internet is committed to delivering services that our customers value and helping them to harness the power of the Internet for their communication needs. For more information, please visit us at http://www.pacnet.com.

Investor Contact: Khoo Seok Teng (65) 9623 1567 investor@pacific.net.sg	Asian Media Contact: Mervin Wang (65) 9798 6077 mervin.wang@pacific.net.sg	US Media Contact: Mark Kollar (212) 896-1201 mark.kollar@cubitt.com

Caution Concerning Forward-Looking Statements

Included in this report are various forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, some of which may be identified by the use of words such as "may", "might", "seeks", "expects", "anticipates", "estimates" "believes", "projects", "plans", "strategy", "forecast" and similar expressions. The Group has made forward-looking statements with respect to the following, among others:

  projected capital expenditures, expansion plans and liquidity;
  development and growth of additional revenue sources;
  development and maintenance of profitable pricing programs; and
  outcome of potential litigation.

These statements are forward-looking which reflect the Group's current expectations and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to, (1) continued decline in economic conditions; (2) the potential impact of the SARS situation on the Group's business operations; (3) increasing maturity of the market for Internet access and fluctuations in the use of the Internet that may adversely impact the Group's subscriber growth rates and revenues; (4) changes in technology and the Internet marketplace; (5) the Group's continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets, more particularly, changes in the assumptions of the effectiveness of business strategies or initiatives carried out or to be carried out by the Group; (6) the success of its business partnerships and alliances; (7) exchange rates, particularly between the Singapore dollar, the US dollar and other currencies in which the Group makes significant sales or in which its assets and liabilities are denominated; (8) deterioration of the financial position of debtors; (9) changes in estimates of network service costs accruals due to delayed or late billing by telecommunication companies; (10) changes in economic environment, churn rate of subscribers or assessment of future operations resulting in an impairment in goodwill and other intangible assets; (11) changes in assumptions of the effectiveness of strategies related to legal proceedings generally and more particularly changes in assumptions of costs of maintaining such proceedings; (12) changes in assumptions of the effectiveness of tax planning strategies generally and more particularly (i) changes in operations that may affect the assumptions relating to deferred tax assets; and (ii) changes in factors affecting the interpretation of certain withholding tax laws which may significantly impact the Group's cash resources; (13) obtaining the requisite funding support and the challenge of keeping expense growth at manageable levels while increasing revenues; (14) changes in the economic, regulatory and political environment in the countries where the Group operates, or may in the future operate, including but not limited to (i) changes in tax, telecommunications, licensing and other relevant laws and regulations; (ii) changes in political stability; and (15) the outcome of contingencies.

In addition to the foregoing factors, a description of certain other risks and uncertainties which could cause actual results to differ materially can be found in the section captioned "Risk Factors" in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. In light of the many risks and uncertainties surrounding the Group and the Internet marketplace, actual results could differ materially from those discussed in this report. Given these concerns, undue reliance should not be placed on these statements. The Group assumes no obligation to update any such statements.

Management's Discussion and Analysis
For the Quarter Ended March 31, 2003

Basis of Presentation

The accompanying unaudited consolidated financial information have been determined in accordance with generally accepted accounting principles ("GAAP") in the United States of America. Operating results for the quarter ended March 31, 2003 are not necessarily indicative of the results that may be expected for the year ending December 31, 2003. The Management's Discussion and Analysis should be read in conjunction with the financial information appearing in this Form 6K.

In the following discussion, Pacific Internet Limited (the "Company") and its consolidated subsidiaries are collectively referred to as the "Group" or "PacNet".

Overview

PacNet is Asia's largest telco-independent Internet service provider ("ISP") by geographic reach. It provides reliable Internet access and value-added services to individuals and businesses across seven countries – Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia. PacNet has been sharpening its Internet engineering expertise since 1991, in the days of TechNet, the R&D unit of the National University of Singapore, making it one of the most experienced ISPs in the region. In 1995, PacNet commenced commercial Internet services in Singapore and started its regional expansion in 1996 both organically and through acquisitions. Today, the Group has over 417,000 paying subscribers and has won industrial accolades including "Best Asian ISP" by Telecom Asia from 1999-2002 and "Asia's Most Innovative Company in the ISP category" by Business Management Asia Magazine in 2002.

PacNet's primary service offerings include basic Internet access services through dial-up, broadband and leased lines and value-added services like web-hosting, e-commerce services, email paging, webmail access, online gaming, email outsourcing, managed security, VPN (virtual private network), international roaming and many others.

PacNet provides this broad range of Internet services to individuals and businesses through a regional network of more than 30 points of presence (POP) in seven countries. The Group's systems and network infrastructure are designed to provide customers with reliability and speed through efficient use of international bandwidth and implementation of a scalable infrastructure. This regional network footprint provides the Group stronger bargaining power for collective negotiation of international bandwidth and the ability to build extensive peering relationships with international carriers.

PacNet's goal is to continue building on its strong position in the Asia-Pacific Internet access market and leverage on its regional presence by:
  providing reliable and responsive customer experience;
  focusing on high growth areas like broadband, including gaining access to a variety of broadband infrastructures like DSL, cable broadband and the possibility of powerline high speed access;
  exploiting our regional network coverage to provide one-stop service to regional corporate customers; and
  leveraging on the scale of the existing customer base and infrastructure to up-sell innovative and higher value-added services to improve the Group's profitability.

Discussion of Results of Operations

The Group ended the first quarter of 2003 with net revenues of S$39.2 million (US$22.2 million). Year on year, the increase was 3.7% or S$1.4 million (US$0.8 million). Quarter on quarter, net revenues reduced 2% or S$0.8 million (US$0.5 million). Overall market sentiments remained weak. This was further aggravated by the recent Severe Acute Respiratory Syndrome ("SARS") outbreak in Asia. However, the effect of SARS on the Group's results for this quarter was not significant as it only affected Singapore and Hong Kong in early March 2003. Instead, downward price pressures remained the Group's primary challenge, especially in broadband and leased lines market.

In this quarter, the stock-based compensation cost increased by S$0.6 million (US$0.4 million) for certain employee options which are variable accounted for 1. In addition, the Group also accounted for an asset retirement obligation charge of S$0.2 million (US$0.1 million)2. Despite this S$0.8 million (US$0.5 million) increase in non-cash charges, the Group ended the quarter with a net profit of S$0.2 million (US$0.1 million). Comparing net profit before these two non-cash charges, the year on year improvement in net profit was S$0.6 million (US$0.4 million). Quarter on quarter, the improvement was S$0.2 million (US$0.1 million).

  1 Refer to detailed explanation under "Staff Costs".
  2 Refer to detailed explanation under "Cummulative Effect Adjustment".

Revenues

In this quarter, broadband continued to lead the Group's revenue growth while dial-up revenue continued to decline. This trend is expected to continue in the near future as users continue to migrate to higher speed broadband services at more affordable prices. Nonetheless, in some countries in which the Group operates, dial-up is still the primary source of Internet access, especially where broadband services are not widely available and/or affordable.

Year on year, the 3.7% growth in net revenues was from broadband and value added services, partially set off by reductions in dial-up, leased lines and air ticket commissions. Quarter on quarter, the increase in broadband revenue was more than set off by reductions in all other revenue streams, resulting in 2% reduction in net revenues.

Dial-up Access
Dial-up access revenues for the quarter decreased S$3.5 million (US$2 million) or 22.5% when compared to the corresponding period in 2002. The Group ended the quarter with 361,225 dial-up subscribers, a 2.9% reduction when compared to the same quarter last year. As noted in the past quarters, the Group's more Internet savvy dial-up customers continued to migrate to higher-speed access i.e. broadband.

Compared to last quarter, dial-up revenues decreased S$1 million (US$0.6 million) or 7.5% while subscriber base for consolidated companies registered a quarter on quarter decrease of 1.5%.

From the fluctuations in both dial-up revenues and subscriber base, it appears that the migration of dial-up customers to broadband has slowed down. Amongst the countries in which the Group operates, Hong Kong has one of the highest broadband penetration. Yet in the first quarter of 2003, it acquired 2,652 dial-up subscribers. The Group believes that there will continue to be demand for dial-up services so long as there is a meaningful difference between the price of dial-up and broadband.

The following table summarizes the dial up customers by geography :

Dial-up subscriber base by geography*	Mar 2003	Dec 2002	Mar 2002
Singapore and Malaysia	151,400	161,100	193,400
Hong Kong	85,300	82,700	75,600
Australia	38,000	37,800	39,200
Philippines	64,800	63,000	58,400
Total for consolidated companies	339,500	344,600	366,600
India & Thailand**	21,700	14,600	5,400
Total	361,200	359,200	372,000
  * All numbers are rounded to the nearest 100.
  ** Results of India and Thailand operations are equity accounted for.

Broadband Access
Currently, PacNet provides high-speed and high-capacity broadband access services using the Digital Subscriber Line ("DSL") technology in five countries – Singapore, Hong Kong, Australia, Philippines and Thailand.

Broadband revenue rose to S$14.4 million (US$8.2 million) this quarter, an almost two-fold increase over the same quarter last year. As of March 31, 2003, broadband subscribers grew to 43,750, demonstrating a growth of 117% over the same quarter last year. Compared to last quarter, revenue grew S$1.8 million (US$1.0 million) or 13.9% while subscriber base increased 18%.

The following table summarizes the broadband customers by geography :

Broadband subscriber base by geography*	Mar 2003	Dec 2002	Mar 2002
Singapore and Malaysia	27,400	23,400	13,000
Hong Kong	10,500	9,300	5,500
Australia	5,700	4,200	1,700
Philippines	100	100	-
Total for consolidated companies	43,700	37,000	20,200
India & Thailand**	100	100	-
Total	43,800	37,100	20,200
  * All numbers are rounded to the nearest 100.
  ** Results of India and Thailand operations are equity accounted for.

In terms of revenue mix, broadband contributed 36.8% of the Group's revenue for this quarter, a significant increase from 21.2%, one year ago. With the increasing popularity of high bandwidth multimedia applications and on-line entertainment and the increasing availability of broadband to home users, the Group expects demand for broadband services to continue on its upward trend.

Leased Line Access
Leased line services are provided to corporate customers and include a wide array of Internet options that are tailored to the customers' requirements. In this quarter, leased line revenue decreased 13.0% when compared to the corresponding quarter last year. Quarter on quarter, leased lines revenue decreased 7.4%. With the economic slowdown, corporations, especially small and medium enterprises, are either downgrading the capacity of their existing leased lines or turning to more affordable corporate broadband alternatives.

The following table summarizes the leased line customers by geography :

Leased line subscriber base by geography*	Mar 2003	Dec 2002	Mar 2002
Singapore and Malaysia	700	700	700
Hong Kong	300	300	300
Australia	100	100	100
Philippines	100	100	100
Total for consolidated companies	1,200	1,200	1,200
India & Thailand**	200	200	100
Total	1,400	1,400	1,300
  * All numbers are rounded to the nearest 100.
  ** Results of India and Thailand operations are equity accounted for.

Value Added Services ("VAS")
The Group currently provides a variety of VAS to cater to the increasing needs of today's Internet-savvy customers. VAS includes global roaming, web-hosting, anti-virus solutions and data services etc. VAS revenue grew S$0.7 million (US$0.4 million) or 27.8% over the same quarter last year. Quarter on quarter, VAS revenue reduced S$0.2 million (US$0.1 million) or 15.1%.

Commission revenue and other revenue
Commission revenue relates to travel commission generated by the Group's travel arm – Safe2Travel Pte Ltd ("Safe2Travel"), which is the second largest corporate travel-ticketing agent in Singapore.

Safe2Travel applies Emerging Issue Task Force No. 99-19 ("EITF 99-19"), Reporting Revenue Gross as a Principal Versus Net as an Agent, in the recognition of commission revenues. As such, all air-ticketing revenues are recorded at the net amount, i.e. the amount charged to the customer less the amount payable/paid to the airlines.

For this quarter, Safe2Travel earned total commission revenue of S$1.6 million (US$0.9 million), representing 5.0% of its gross ticket sales of S$32.0 million (US$18.1 million).

Although the commission revenues are recorded net, Safe2travel's accounts receivables and payables are recorded at the gross amounts charged to the customer and payable to the airlines, respectively. This partly explains the large balance of accounts receivable and payables in the Group's balance sheet relative to its revenues and cost of sales. As of March 31, 2003, Safe2Travel's accounts receivable and accounts payables were S$9.7 million (US$5.5 million) and S$5.5 million (US$3.1 million), respectively.

Year on year, commission revenue decreased 31.0% due to reduced travel caused by the war in IRAQ and the recent SARS outbreak. Quarter on quarter, revenue has also reduced by S$0.6 million (US$0.3 million) or 26.4% as many companies and several countries have issued travel restrictions.

Other revenues decreased 24.3% year on year to S$1.8 million (US$1.0 million) this quarter. This was mainly due to lower inter-connect revenue resulting from lower usage by the dial-up customers.

Operating Costs and Expenses

Cost of Sales
The Group's cost of sales consists mainly of telecommunication costs in international leased circuits, leased line services charges, and monthly charges for the use of telephone lines to the Group's modem pool. Year on year, cost of sales increased 16%, and gross margin was reduced from 60% to 56% this quarter. This reduction is in line with the shift in revenue mix from higher yield dial-up and leased line business to the lower yield broadband business. The latter is also the reason for the quarter on quarter reduction in gross margin from 57% to 56%.

Staff Costs
Staff costs for the quarter was S$11.6 million (US$6.6 million), representing an increase of S$0.4 million (US$0.2 million) or 3.8% when compared to the same quarter last year. Quarter on quarter, the increase was S$0.3 million (US$0.1 million) or 2.3%. This increase was a result of annual salary adjustments and increase in stock-based compensation cost partially off set by a reduction in bonus provisions.

The Group has adopted the disclosure-only provisions of SFAS No. 123 Accounting for Stock Based Compensation and applies Accounting Principles Board Opinion No. 25 Accounting for Stock Issued to Employees ("APB No.25") and related interpretations in accounting for its employee stock-based compensation plans. The Group has elected to use the intrinsic value method prescribed in APB No. 25 to account for options issued to employees. For options issued to non-employees under its stock-based compensation plan, the Group has accounted for them as provided under SFAS 123. The fair value of the options granted is estimated using the Black-Scholes option-pricing model.

Stock options granted after January 18, 2001 are variable accounted for in accordance with EITF 00-23 Issue 31. As of March 31, 2003, there are 257,075 outstanding options with an exercise price of US$3.09, which are subject to variable accounting. Compensation costs recorded for these options in the first quarter of 2003 was S$0.62 million (US$0.36 million). No compensation costs were recorded for these options in the last quarter and the same quarter last year since these options had zero intrinsic value as at the end of the respective periods.

The total stock-based compensation cost recognised by the Group for the quarter was S$0.69 million (US$0.39 million). This was S$0.07 million (US$0.04 million) for last quarter and S$0.15 million (US$0.08 million) for the same quarter last year.

Excluding the effects of stock-based compensation cost, staff costs as a percentage of gross revenues was 28.0%, 28.3% and 29.3% for this quarter, last quarter and same quarter last year respectively. Staff productivity has also improved. Revenue per employee per quarter has increased from S$36,000 (US$20,000) the first quarter of last year to S$38,000 (US$21,000) this quarter.

Sales and Marketing Expenses
Sales and marketing expenses, which comprised largely of advertising and promotion expenses, decreased 3.5% over the same quarter last year. As a percentage of total revenue, sales and marketing decreased from 4.3% to 4.0%. This decline was a result more effective use of the advertising dollar to achieve revenue growth without proportionate increase in sales and marketing expenses.

Other General and Administrative Expenses
Other general and administrative expenses consisted mainly of travelling expenses, office expenses and professional and consultancy fees. Year on year, these expenses reduced 4.3% while quarter to quarter, the reduction was 10.4%. The reduction was mainly due to lower travelling and office expenses.

Depreciation and Amortization
Depreciation and amortization was S$2.8 million (US$1.6 million), which registered a year on year decline of 21.3%. Quarter on quarter, the increase was a marginal 4.1%.

In accordance to the SFAS 142 "Accounting for Goodwill and Other Intangible", the Group has performed initial impairment tests as of January 1, 2003 and March 31, 2003 and believes that goodwill was not impaired. As such, there was no impairment charge.

Allowance for Doubtful Accounts Receivable
Allowance for doubtful accounts receivable as a percentage of gross revenues was 1.6% this quarter compared to 1.3% one year ago. The Group has increased the provision in view of the uncertain economic outlook.

Other income (expenses)
For the first quarter of 2003, other expenses comprised largely of equity in losses of unconsolidated affiliates and gain on foreign exchange.

Equity in losses of unconsolidated affiliates was mainly losses incurred by the Group's operations in Thailand and India. This is the ninth consecutive quarter where these unconsolidated affiliates showed improving results. Equity in losses of unconsolidated affiliates reduced to S$0.3 million (US$0.2 million), an improvement of 36.2% over the last quarter.

Cumulative Effect Adjustment
In July 2001, the FASB issued SFAS No. 143 Accounting for Asset Retirement Obligations, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and associated asset retirement costs. This Statement applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) normal use of the asset. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. The liability is accreted at the end of each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, the Group will recognize a gain or loss on settlement.

SFAS No. 143 is effective from January 1, 2003, and the charge for the cumulative effect up to December 31, 2002 recognised by the Group in the quarter was S$0.2 million (US$0.1 million).

The depreciation and accretion charge for the first quarter of 2003 was S$25,000 (US$14,000) and S$7,000 (US$4,000) respectively. They have been included under Other General and Administrative Expenses and Depreciation and Amortization Expenses respectively.

Liquidity and Capital Resources

As of March 31, 2003, the Group held cash and cash equivalents of S$36.3 million (US$20.6 million). Operating activities generated cash of S$5.9 million (US$3.3 million). Of this, S$0.7 million (US$0.4 million) was used in investing activities, which were mainly acquisition of fixed assets. As the Group generated significantly more net cash surplus last quarter, it decided to fully repay an interest-bearing loan to an affiliate of the Group. This resulted in S$4.1 million (US$2.3 million) cash used in financing activities, leaving a net cash surplus of S$1.1 million (US$0.6 million) this quarter.

Critical accounting policies and estimates

PacNet's discussion and analysis of its financial condition and results of operations are based upon its consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. The preparation of these financial statements requires management to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, management evaluates its estimates, including those related to revenue recognition, network service costs, bad debts, intangible assets, deferred taxes, investments, restructuring and contingencies. PacNet based its estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying values of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates under different assumptions or conditions.

PacNet believes that the following critical accounting policies affect the more significant judgments and estimates used in the preparation of financial statements.

Revenue recognition
PacNet recognizes revenue in accordance with SEC Staff Accounting Bulletin No. 101, Revenue recognition in Financial Statements ("SAB 101"), as amended and other related guidance. SAB 101 requires four basic criteria must be met before revenue can be recognized: (1) pervasive evidence of an arrangement exists; (2) delivery has occurred or services rendered; (3) the fee is fixed and determinable; (4) collectibility is reasonably assured. Determination of criteria (3) and (4) are based on management's judgements regarding the nature of the fee charged for services rendered and products delivered and the collectibility of those fees. Should changes in conditions cause management to determine these criteria are not met for certain future transactions, revenue recognized for any reporting period could be adversely affected.

Network service costs
Access to Internet for customers outside of our base of owned point-of-presence ("POPs") is provided through capacity leased from a number of third-party telecom providers. PacNet is, in effect, buying capacity in bulk at a discount, and providing access to its customer base at the normal rates. PacNet's network service costs represent a significant portion of its cost of sales and the related liabilities represent a significant portion of accrued expenses. Network service costs accruals are frequently based on best estimates due to delayed or late billing by telecom companies, the complexity of its agreements with telecom companies and the frequency of disputes.

Bad debt
PacNet maintains allowances for doubtful accounts for estimated losses resulting from inability of customers to make required payments. If the financial position of customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Goodwill and other identifiable intangible assets
Intangible assets consist primarily of acquired customer lists, customer contracts and goodwill. Acquired customer lists represents capitalization of specific costs incurred for the purchase of other customer lists from other ISPs, and is amortized on a straight-line basis over its estimated useful lives, ranging from 4 to 5 years.

Goodwill and other intangible assets are periodically reviewed for impairment to ensure they are properly valued. Conditions that may indicate an impairment issue exists include an economic downturn, changes in churn rate of subscribers or a change in assessment of future operations. In the event that a condition is identified that may indicate an impairment issue exists, an assessment is performed using a variety of methodologies, including discounted cash flow analysis and estimates of sales proceeds.

Deferred income taxes
PacNet records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. While PacNet has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for valuation allowance, in the event PacNet were to determine that it would be able to realize its deferred tax assets in the future in excess of its recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, should PacNet determine that it would not be able to realize all or part of its net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

Legal contingencies
PacNet is involved in material legal proceedings as disclosed. PacNet is also involved in legal proceedings that it considers normal to its business and has accrued its estimate of the probable costs of defending these proceedings. The estimate has been developed in consultation with outside counsel handling its defense in these matters and is based on analysis of potential results, assuming a combination of litigation and settlement strategies. Save as disclosed, PacNet does not believe these proceedings will have a material adverse effect on its consolidated financial position. It is possible, however, that future results of operations for any particular quarterly or annual period could be materially affected by changes in assumptions of the effectiveness of strategies related to these proceedings.

Litigation and contingent liabilities

On December 6, 2001, a class action lawsuit ("IPO Allocation Suit") was instituted in the United States District Court for the Southern District of New York against the Company and several of the Company's former directors and officers as well as against the underwriters who handled the Company's 5 February 1999 initial public offering ("IPO"). The complaint filed with respect to the IPO Allocation Suit alleges violations of the Securities Act of 1933 and the Securities Exchange Act of 1934 and is based primarily on the assertion that there were undisclosed commissions received by the underwriter defendants and agreements or arrangements entered into by the underwriters for additional purchases of the Company's securities in the aftermarket by selected investors at pre-determined prices. The action seeks damages in an unspecified amount. In April 2002, an amended complaint was filed against the Company. The amended complaint included, amongst others, allegations of price-manipulation in the Company's IPO as well as its second offering conducted in May 1999.

The Company has been advised by its US counsel that similar class action suits have been filed against about 300 other companies that went public between 1998 and 2001 and that all such cases have been consolidated before a single judge for case management purposes. On July 15, 2002, the Company and the individual defendants, along with the other issuers and their related officer and director defendants, filed a joint motion to dismiss based on common issues. On February 19, 2003, the Court denied the motion to dismiss as to all claims brought against the Company and the individual defendants except for claims brought against the individual defendants under Section 10(b) of the Securities Exchange Act of 1934 which were dismissed. Discovery is now expected to proceed.

The Company believes that it and the individual defendants have meritorious defenses to the claims made in the complaints and intends to contest the lawsuit vigorously. However, the litigation remains at a preliminary stage. Due to the inherent uncertainties of the lawsuit, the Company cannot accurately predict the ultimate outcome of the lawsuit. An unfavorable outcome could have a material adverse effect on the business, financial condition and results of operation of the Company in the period in which the lawsuit is resolved.

The Group is or may be potentially involved in other litigation incidental to its business. Although the outcome of any such litigation is not presently determinable, the resolution of such litigation is not expected to have a material adverse effect on its business. No assurances can be given with respect to the extent or outcome of any such litigation in the future.

Forward-looking Statements Disclaimer

Included in this report are various forward-looking statements within the meaning of the "Private Securities Litigation Reform Act of 1995", some of which may be identified by the use of words such as "may," "might", "seeks," "expects," "anticipates," "estimates," "believes", "projects", "plans", "strategy", "forecast" and similar expressions. The Group has made forward-looking statements with respect to the following, among others:

  projected capital expenditures, expansion plans and liquidity;
  development and growth of additional revenue sources;
  development and maintenance of profitable pricing programs; and
  outcome of potential litigation.
These statements are forward-looking which reflect the Group's current expectations and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to, (1) continued decline in economic conditions; (2) the potential impact of the Severe Acute Respiratory Syndrome ("SARS") outbreak on the Group's business operations; (3) increasing maturity of the market for Internet access and fluctuations in the use of the Internet that may adversely impact the Group's subscriber growth rates and revenues; (4) changes in technology and the Internet marketplace; (5) the Group's continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets, more particularly, changes in the assumptions of the effectiveness of business strategies or initiatives carried out or to be carried out by the Group; (6) the success of its business partnerships and alliances; (7) exchange rates, particularly between the Singapore dollar, the US dollar and other currencies in which the Group makes significant sales or in which its assets and liabilities are denominated; (8) deterioration of the financial position of debtors; (9) changes in estimates of network service costs accruals due to delayed or late billing by telecommunication companies; (10) changes in economic environment, churn rate of subscribers or assessment of future operations resulting in an impairment in goodwill and other intangible assets; (11) changes in assumptions of the effectiveness of strategies related to legal proceedings generally and more particularly changes in assumptions of costs of maintaining such proceedings; (12) changes in assumptions of the effectiveness of tax planning strategies generally and more particularly (i) changes in operations that may affect the assumptions relating to deferred tax assets; and (ii) changes in factors affecting the interpretation of certain withholding tax laws which may significantly impact the Group's cash resources; (13) obtaining the requisite funding support and the challenge of keeping expense growth at manageable levels while increasing revenues; (14) changes in the economic, regulatory and political environment in the countries where the Group operates, or may in the future operate, including but not limited to (i) changes in tax, telecommunications, licensing and other relevant laws and regulations; (ii) changes in political stability; and (15) the outcome of contingencies.

In addition to the foregoing factors, a description of certain other risks and uncertainties which could cause actual results to differ materially can be found in the section captioned "Risk Factors" in our latest Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. In light of the many risks and uncertainties surrounding the Group and the Internet marketplace, actual results could differ materially from those discussed in this report. Given these concerns, undue reliance should not be placed on these statements. The Group assumes no obligation to update any such statements.

Pacific Internet Limited

Unaudited Consolidated Balance Sheets as of March 31, 2003 With Comparative Amounts from December 31, 2002

	31-Dec-02	31-Mar-03	31-Mar-03
	S$'000	S$'000	US$'000

Cash and cash equivalents	35,179	36,272	20,557
Accounts receivable - net	29,059	26,126	14,806
Short term investment	250	-	-
Other receivables	9,541	9,436	5,348
Inventories	482	250	141

Total current assets	74,511	72,084	40,852

Investments	204	204	116
Fixed assets and website development costs- net	21,121	19,978	11,322
Goodwill and intangible assets - net	27,568	27,932	15,830
Other non-current assets	6,610	6,439	3,649

Total non-current assets	55,503	54,553	30,917

TOTAL ASSETS	130,014	126,637	71,769

Bank borrowings	3,236	3,174	1,799
Accounts payable	12,730	13,481	7,640
Other payables	41,662	35,822	20,301
Current portion of capital lease obligations	498	370	210

Total current liabilities	58,126	52,847	29,950

Capital lease obligations, less current portion	810	944	535
Other non-current and deferred liabilities	2,410	2,190	1,241

Total non-current liabilities	3,220	3,134	1,776

Minority interest	2,760	2,761	1,565

Shareholders' equity
Ordinary shares, S$2 par value	25,631	25,748	14,592
Additional paid-in capital and deferred compensation	92,359	93,287	52,869
Accumulated deficit and other comprehensive income	(52,082)	(51,140)	(28,983)

Total shareholders' equity	65,908	67,895	38,478

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	130,014	126,637	71,769

Pacific Internet Limited

Unaudited Consolidated Statement of Operations (In Singapore Dollars)

	Quarter ended			Quarter ended March 31,

	Dec 31, 2002	Mar 31, 2002	Mar 31, 2003	2002	2003
	S$'000	S$'000	S$'000	S$'000	S$'000

Revenues
Dial up access	13,140	15,676	12,149	15,676	12,149
Broadband access	12,661	7,997	14,416	7,997	14,416
Leased line access	6,382	6,796	5,913	6,796	5,913
Value added services	3,418	2,538	3,244	2,538	3,244
Commission revenues	2,183	2,326	1,606	2,326	1,606
Other revenues	2,178	2,420	1,831	2,420	1,831

Total net revenues	39,962	37,753	39,159	37,753	39,159

Operating costs and expenses
Cost of sales	17,191	15,006	17,356	15,006	17,356
Staff costs	11,377	11,206	11,637	11,206	11,637
Sales & marketing	716	1,632	1,576	1,632	1,576
Other general & administrative	4,537	4,245	4,064	4,245	4,064
Depreciation & amortization	2,709	3,585	2,821	3,585	2,821
Allowance for doubtful accounts receivable	1,074	483	628	483	628

Total operating expenses	37,604	36,157	38,082	36,157	38,082

Operating income	2,358	1,596	1,077	1,596	1,077

Other income (expenses)
Net interest expenses	(16)	(100)	(2)	(100)	(2)
Net (loss) gain on foreign currency	(244)	81	202	81	202
(Loss) gain on disposal of fixed assets	(5)	16	(3)	16	(3)
Equity in loss of unconsolidated affiliates	(453)	(491)	(289)	(491)	(289)
Others	504	109	27	109	27

Total other expenses	(214)	(385)	(65)	(385)	(65)

Income before income taxes and minority interest	2,144	1,211	1,012	1,211	1,012
Provision for income taxes	(2,089)	(762)	(595)	(762)	(595)

	55	449	417	449	417

Cumulative effect adjustment - net of tax	-	-	(220)	-	(220)
Minority interest in loss of consolidated subsidiaries	751	(32)	(1)	(32)	(1)

Net income	806	417	196	417	196

Net income per share - basic	$0.06	$0.03	$0.0152	$0.03	$0.0152

Net income per share - diluted (1)	$0.06	$0.03	$0.0150	$0.03	$0.0150

Weighted average number of shares outstanding - basic	12,815,066	12,815,066	12,873,500	12,815,066	12,873,500

Weighted average number of shares outstanding - diluted (1)	12,815,066	12,815,066	13,039,960	12,815,066	13,039,960

(1) Includes all outstanding options under the Company's Share Option Plans to the extent the outstanding options are dilutive.

Pacific Internet Limited

Unaudited Consolidated Statement of Operations (In US Dollars)

	Quarter ended			Quarter ended March 31,

	Dec 31, 2002	Mar 31, 2002	Mar 31, 2003	2002	2003
	US$'000	US$'000	US$'000	US$'000	US$'000

Revenues
Dial up access	7,447	8,884	6,885	8,884	6,885
Broadband access	7,175	4,532	8,170	4,532	8,170
Leased line access	3,617	3,852	3,351	3,852	3,351
Value added services	1,937	1,438	1,838	1,438	1,838
Commission revenues	1,237	1,318	910	1,318	910
Other revenues	1,234	1,371	1,038	1,371	1,038

Total net revenues	22,647	21,395	22,192	21,395	22,192

Operating costs and expenses
Cost of sales	9,743	8,504	9,836	8,504	9,836
Staff costs	6,448	6,351	6,595	6,351	6,595
Sales & marketing	406	925	893	925	893
Other general & administrative	2,571	2,406	2,302	2,406	2,302
Depreciation & amortization	1,535	2,032	1,599	2,032	1,599
Allowance for doubtful accounts receivable	609	274	356	274	356

Total operating expenses	21,312	20,492	21,581	20,492	21,581

Operating income	1,335	903	611	903	611

Other income (expenses)
Net interest expenses	(9)	(57)	(1)	(57)	(1)
Net (loss) gain on foreign currency	(138)	46	115	46	115
(Loss) gain on disposal of fixed assets	(3)	9	(2)	9	(2)
Equity in loss of unconsolidated affiliates	(257)	(278)	(164)	(278)	(164)
Others	286	62	15	62	15

Total other expenses	(121)	(218)	(37)	(218)	(37)

Income before income taxes and minority interest	1,214	685	574	685	574
Provision for income taxes	(1,184)	(432)	(337)	(432)	(337)

	30	253	237	253	237

Cumulative effect adjustment - net of tax	-	-	(125)	-	(125)
Minority interest in loss of consolidated subsidiaries	426	(18)	(1)	(18)	(1)

Net income	456	235	111	235	111

Net income per share - basic	$0.04	$0.02	$0.0086	$0.02	$0.0086

Net income per share - diluted (1)	$0.04	$0.02	$0.0085	$0.02	$0.0085

Weighted average number of shares outstanding - basic	12,815,066	12,815,066	12,873,500	12,815,066	12,873,500

Weighted average number of shares outstanding - diluted (1)	12,815,066	12,815,066	13,039,960	12,815,066	13,039,960

  (1) Includes all outstanding options under the Company's Share Option Plans to the extent the outstanding options are dilutive.

  (2) For convenience, Singapore dollar amounts have been translated into U.S dollar amounts at the exchange rate as of March 31, 2003, which was S$1.7645 to US$1.00.

Pacific Internet Limited

Unaudited Consolidated Statement of Cash Flows for Quarter Ended March 31, 2003 With Comparative Amounts from March 31, 2002

	Quarter ended March 31,

	2002	2003	2003
	S$'000	S$'000	US$'000

OPERATING ACTIVITIES
Net income for the period	417	196	111
Items not involving cash and other adjustments to reconcile net income to cash from operating activities:
Depreciation and amortization	3,585	2,821	1,599
(Gain) loss on disposal of fixed assets	(16)	3	2
Fixed assets written off	44	1	1
Allowance for doubtful accounts receivable	483	628	356
Minority interest	32	1	1
Provision for income taxes	(36)	(83)	(47)
Amortization of deferred compensation	151	690	391
Equity in loss of unconsolidated affiliates	491	289	164
Cumulative effect adjustment - net of tax	-	220	125
Changes in non-cash working capital items:
Accounts receivable	(1,580)	2,305	1,306
Prepaid expenses and other assets	(1,224)	333	189
Inventories	(103)	232	131
Accounts payable	3,893	751	425
Other payables / receivables	(3,233)	(2,458)	(1,393)

Cash provided by operating activities	2,904	5,929	3,361

INVESTING ACTIVITIES
Acquisition of fixed assets	(968)	(867)	(491)
Proceeds from sale of fixed assets	64	12	7
Sale of short term investment	-	250	141
Purchase of intangible assets	-	(98)	(55)
Loan to affiliates	(116)	(19)	(11)

Cash used in investing activities	(1,020)	(722)	(409)

FINANCING ACTIVITIES
Bank borrowings (repayments)	10	(89)	(50)
Repayment of loans from affiliates	-	(4,250)	(2,409)
Capital lease obligations	(414)	(130)	(74)
Proceeds from issuance of ordinary shares	-	355	201

Cash used in financing activities	(404)	(4,114)	(2,332)

Increase in cash and cash equivalents	1,480	1,093	620

Cash and cash equivalents at beginning of period	24,001	35,179	19,937

Cash and cash equivalent at end of period	25,481	36,272	20,557